UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Viking Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92686J106

(CUSIP Number)

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

(858) 550-7500

Copy to:

Matthew T. Bush, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Telephone: (858) 523-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92686J106	13D	Page 1 of 3 pages

1	Names of Reporting Persons Ligand Pharmaceuticals Incorporated
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,616,077
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,616,077

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,077
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.6%
14	Type of Reporting Person CO

CUSIP No. 92686J106	13D	Page 2 of 3 pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2015 and as previously amended (the “Schedule 13D”) by Ligand Pharmaceuticals Incorporated (“Ligand” or the “Reporting Person”). Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Between March 28, 2023 and March 29, 2023, Ligand disposed of 2,449,003 shares of Common Stock, in a series of transactions at prices ranging from $13.50 to $16.30 per share in open market transactions on the Nasdaq Stock Market. The weighted average sales prices on March 28, 2023 and March 29, 2023 were $14.4785 and $16.0702, respectively. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

As a result of the foregoing transactions, the previously disclosed Management Rights Letter and the Voting Agreement each terminated pursuant to their terms and the Reporting Person no longer has the right to designate an individual to serve as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

Ligand beneficially owns, in the aggregate, 3,616,077 shares of Common Stock, constituting approximately 4.6% of the Common Stock outstanding, consisting of (i) 2,733,603 shares of Common Stock held directly by Ligand and (ii) 882,474 shares of Common Stock held directly by Metabasis.

The aggregate percentage of Common Stock beneficially owned by Ligand is based on 78,418,529 shares of Common Stock of the Issuer outstanding on January 31, 2023.

(c) Except for the transactions disclosed in Item 4 of this Amendment No. 6, neither the Reporting Person nor any Related Person has effected any transactions in the Common Stock of since the prior amendment to this Schedule 13D.

(d) None.

(e) As of March 29, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s outstanding Common Stock.

CUSIP No. 92686J106	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2023

Ligand Pharmaceuticals Incorporated

By:	/s/ Andrew T. Reardon
Name:	Andrew T. Reardon
Title:	Chief Legal Officer and Secretary